UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration Under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 1-8483
Unocal Corporation

(Exact name of registrant as specified in its charter)
6001 Bollinger Canyon Road, San Ramon, California, 94583
(925) 842-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [x] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]
          Approximate number of holders of record as of the certification or notice date: Fewer than 300.
          Pursuant to the requirements of the Securities Exchange Act of 1934, Unocal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 30, 2005	UNOCAL CORPORATION
	By:	/s/ KARI H. ENDRIES
Kari H. Endries
Assistant Corporate Secretary

Exhibit A
Security
Deferred Compensation Obligations of Unocal Corporation under the Unocal Deferred Compensation Plan of 2005

Preferred Share Purchase Rights associated with Common Stock, par value $1.00 per share, of Unocal Corporation